Telzuit Medical Technologies, Inc.
                          5422 Carrier Drive, Suite 306
                             Orlando, Florida 32819
                              Phone: (407) 354-1222

                                February 21, 2006

VIA  EDGAR  AND  FACSIMILE:  (202)  772-9209
--------------------------------------------

Ms.  Kristi  Beshears
Division  of  Corporation  Finance
U.S.  Securities  and  Exchange  Commission
450  Fifth  Street,  N.W.
Washington,  D.C.  20549

     Re: Telzuit Medical Technologies, Inc. (formerly Taylor Madison Corp.) Form 10-KSB for the year ended June 30, 2004
          Filed  October  19,  2004
          File  No.:  001-15034

Dear  Ms.  Beshears:

     On behalf of Telzuit Medical Technologies, Inc. (formerly Taylor Madison Corp.)(the "Company"), this letter responds to the comments you provided by letter dated February 15, 2006 regarding the Company's Form 10-KSB for the year ended June 30, 2004. We filed an amended Form 10-K for the year ended June 30, 2004 on February 17, 2006, which incorporates, to the extent applicable, our responses set forth below.

     Your comments are set forth below in italics, and each comment is followed by the Company's response.

Report  of  Independent  Registered  Public  Accounting  Firm,  page  F-2
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     1.     We  note  that the audit report for the year ended December 31, 2002 is not signed. Please confirm to us that you obtained a manually signed audit report from your independent registered public accounting firm, Berkovits, Lago & Company, LLP, at the time of this filing, in accordance with Rule 302 of Regulation S-T. If a manually signed audit report was properly obtained, please revise the report to include the signature of the auditor as required by Article 2-02 of Regulation S-X.

     The Company received a manually signed audit report from Berkovits, Lago & Company, LLP, at the time of the filing. A copy of the manually signed audit report is available upon request to the Company. We have revised the report to include the signature of the auditor as required by Article 2-02 of Regulation S-X.

Report  of  Independent  Registered  Public  Accounting  Firm,  page  F-3
-------------------------------------------------------------------------

     2. We note that the audit report from Deloitte & Touche LLP dated March 20, 2002 includes an "/s/" which denotes that the audit report was signed. We also note your disclosure in Exhibit 99.1 which states that Deloitte & Touche LLP has not given your company its permission to include its Independent Auditors' Report dated March 20, 2002 in your 10-K/A filed February 9, 2006. Please clarify to us whether or not you obtained a manually signed report from Deloitte & Touche LLP for purposes of inclusion in this filing on Form 10-K/A made February 9, 2006 as required by Item 302 of Regulation S-T. If you do not have a manually signed report for inclusion in this Form 10-K/A, remove the report from the filing, label the financial statements for the year ended December 31, 2001 as unaudited, and explain in the filing why you could not obtain a manually signed report for the year ended Decmeber 31, 2001 as required by Rule 302 of Regulation S-T.

     The Company does not have permission to include the Independent Auditors' Report of Deloitte & Touche, LLP, dated March 20, 2002, in the Company's 10-K/A, nor does the Company have a manually signed copy of the report for purposes of inclusion in this filing. Accordingly, the Company has removed the report from the 10-K/A and has labeled the financial statements for the year ended December 31, 2001 as "unaudited." In addition, the Company has included the following disclosure following Note 9 to the financial statements and as Exhibit 99.1 to the 10-K/A, to explain the absence of the report:

     As of the date of this filing, Deloitte & Touche LLP has not given the Company permission to include its Independent Auditors' Report dated March 20, 2002 in this 10-K/A of Telzuit Medical Technologies, Inc., formerly Taylor Madison Corp. (File No. 001-15034). Therefore, financial information in this filing for fiscal year ended December 31, 2001 is unaudited and you should review the audited financial statements (including the footnotes) and the Independent Auditors' Report dated March 20, 2002 in Telzuit Medical Technologies, Inc.'s 10-K for fiscal year ended December 31, 2001, filed with the Securities and Exchange Commission on April 1, 2002.

Item  9A-  Disclosure  Controls  and  Procedures,  page  19
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     3.     We  note  that  you use the word "adequate" to describe management's conclusions regarding the company's disclosure controls and procedures. Please advise us of management's conclusions regarding the effectiveness of disclosure
                                                     -------------
controls and procedures in accordance with Item 307 of Regulation S-K. In future filings, including your amended 10-K/A, please use the appropriate effectiveness language when disclosing management's conclusions regarding the disclosure controls and procedures.

     The  Item  9A disclosure on page 19 has been revised.  It reads as follows:

     (a) Evaluation of disclosure controls and procedures. The Company's Chief Executive Officer and Chief Financial Officer, after evaluating the effectiveness of the Company's "disclosure controls and procedures" (as defined in the Exchange Act Rules 13a-15(e) and 15d-15(e)) as of the end of the period covered by this annual report (the "Evaluation Date"), have concluded that as of the Evaluation Date, the Company's disclosure controls and procedures were effective in ensuring that material information required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is (1) recorded, processed, summarized and reported, within the time periods specified in the Commission's rules and forms; and (2) accumulated and communicated to him as appropriate to allow timely decisions regarding required disclosure.

In providing the responses set forth in this letter, the Company acknowledges that:

     - the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
     - Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
     - the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     We hope that this letter is responsive to your comments. If you have any questions regarding the information set out above or any additional comments, please call the undersigned at (407) 354-1222 or Brent A. Jones, Esq., Bush Ross, P.A., at (813) 204-6420.

                                   Sincerely,

                                   /s/  Donald  Sproat
                                   -------------------
                                   Donald  Sproat
                                   President  and  Chief  Executive  Officer

cc:  Brent  A.  Jones,  Esq.
     Bush  Ross,  P.A.

     Timothy  S.  Hart,  CPA
     Ullman  &  Hart  CPAs

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